TRANSMISSÃO PAULISTA

RECEIVED

2007 NOV 14 A 8:15

Data São Paulo, November 6, 2007 *Ref.CT/FR/00019/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

07027895

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on October 31, 2007 and of the Notice to Shareholders issued at the same date in Brazil, both regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

TRANSMISSÃO PAULISTA

RECEIVED

2007 NOV 14 A 8:45

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTY-SIXTH MEETING OF THE BOARD OF DIRECTORS

On the 31st (thirty-first) day of the month of October 2007, at 11:00 a.m. Brazilian time, pursuant to its convening by the Chairman, and in the form of an extraordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista met through electronic communication according to the 2nd and 3rd paragraphs of Article 21 of the Company Bylaws, in the presence of the directors as named and signed below. Luis Fernando Alarcón, chairman of the Board of Directors submitted to the appreciation of the meeting the only item on the agenda, **"Credit of Interest on its Own Capital,** presented by the Chief Financial Officer and Investor Relations Director, Eduardo Feldmann Costa. Following the discussion of this item, all Board of Directors members **approved** the credit of interest on its own capital to the Company's shareholders on October 31, 2007, *ex-right in Brazil* at November 6, 2007, at a total amount of R$199,614,841.08 to be included in compulsory dividends in accordance with the Corporate Law and the Company's Bylaws, corresponding to R$ 1.337139 per share to be paid on November 19, 2007. The floor being offered to the members of the meeting and no further issues being raised, the Chairman declared the meeting closed, these minutes of the Meeting of the Board of Directors being duly drafted. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present. Luis Fernando Alarcón Mantilla - Chairman, Fernando Augusto Rojas Pinto - Vice-Chairman, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Orlando José Cabrales Martinez and Rogério da Silva.

São Paulo, October 31, 2007

Fernando Augusto Rojas Pinto
Vice-Chairman

Maria Ignez Mendes de Vinhaes da Costa
Secretary

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on October 31, 2007, approved the distribution of interest on its own capital.

The payment will begin on November 19, 2007, at the rate of R$ 1.337139 per share.

In Brazil the shares traded until November 5, 2007 get the right to receive this interest on its own capital.

This payment will be included in compulsory dividends, according to current law.

For further information please contact:

As ações negociadas até 05/11/2007 terão direito ao referido crédito.

Investor Relations
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: 5511.3138.7215 - Fax: 5511.3151.5744
E-mail: ri@cteep.com.br

São Paulo, October 31, 2007

Eduardo Feldmann Costa
Chief Financial Officer

END